KongZhong Corporation Announces Cooperation Agreement with Opera Software ASA to Develop and Launch “KongZhong Opera” Browser for Mobile Phone Users

Beijing, China, July 19, 2007 - KongZhong Corporation (Nasdaq: KONG), one of China's leading providers of wireless value-added services and a wireless media company providing news, content and mobile advertising services through its wireless Internet sites, today announced the signing of a cooperation agreement with Opera Software ASA (“Opera”), the developer of the Opera Browser. Opera is headquartered in Oslo, Norway and is listed on the Oslo Stock Exchange under the ticker symbol OPERA.

Under the agreement, the two companies will develop a “KongZhong Opera” browser solution for Chinese mobile phone users with Kong.net as the default home page. The “KongZhong Opera” browser is expected to be offered for downloading at no charge and can enable mobile phone users to browse both traditional Internet sites and WAP sites through their mobile phones. KongZhong and Opera expect to generate and share advertising revenues, search-related revenues and other revenues from “KongZhong Opera”.

Mr. Jon S. von Tetzchner, Opera’s CEO, said, “KongZhong is an ideal match for us because we share two important characteristics: a desire to give the users what they want and the ability to deliver useful, yet powerful innovation into the hands of consumers. Together, we can create new mobile web experience for millions of Chinese mobile phone users.”

Mr. Nick Yang, KongZhong's President, said, "As the developer of the very popular Opera Browser, Opera has a large following among users of PCs, mobile phones, pocket PCs, game consoles and interactive televisions. Meanwhile, Kong.net, operated by KongZhong, is one of the leading wireless Internet portals in China. This cooperation between KongZhong and Opera allows us to bundle and present to mobile phone users in China the best products of the two companies. We expect that the launch and promotion of the “KongZhong Opera” browser will bring increased traffic to Kong.net, strengthen our brand awareness and enhance our leadership position in wireless Internet industry.”

About KongZhong

KongZhong Corporation is one of China’s leading providers of wireless value-added services and a wireless media company providing news, content and mobile advertising services through its wireless Internet sites. The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT). The Company also operates two wireless Internet sites, Kong.net and Ko.cn, which enable users to access media, entertainment and community content directly from their mobile phones.

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding the development, launch, promotion, pricing and functionality of the “KongZhong Opera” browser, the progress of our relationship with Opera Software ASA and the impact of that relationship on the level of traffic through our Kong.net wireless Internet portal as well as on our brand awareness, financial condition, results of operations and business development in general. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, competitive pressure in China’s wireless value added services, wireless Internet and mobile advertising markets and the effect of such pressure on prices; changes in technology, consumer demand and usage preferences in these markets; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the networks and billing systems of the telecommunications operators for our performance; changes in the regulations or policies of the Ministry of Information Industry or other relevant government authorities or the telecommunications operators; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements contained in this press release, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:	Media Contact:
Sam Sun	Xiaohu Wang
Chief Financial Officer	Manager
Tel.:+86 10 8857 6000	Tel: +86 10 8857 6000
Fax:+86 10 8857 5891	Fax: +86 10 8857 5900
E-mail : ir@kongzhong.com	E-mail:xiaohu@kongzhong.com

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